Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated December 23, 2014 to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014 and the Product Supplement dated June 30, 2014
Senior Medium-Term Notes, Series C
Contingent Risk Absolute Return Notes due December 31, 2020
Each Linked to a Single Exchange Traded Fund

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This pricing supplement relates to two separate note offerings.  Each issue of the notes is linked to one, and only one, Underlying Asset named below.  You may participate in either offering or, at your election, in both of the offerings.  This pricing supplement does not, however, allow you to purchase a single note linked to a basket of the Underlying Assets.

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The notes are designed for investors who seek a leveraged return based on the appreciation in the share price of the applicable Underlying Asset. In addition, if the Final Level of the applicable Underlying Asset is less than its applicable Initial Level but is greater than or equal to its Barrier Level, you will receive a positive return on your notes equal to the percentage by which that price declines up to the applicable Maximum Downside Redemption Amount (as defined below) per $1,000 in principal amount of the notes. If the applicable Final Level is less than the applicable Barrier Level, investors will lose 1% of their principal amount for each 1% decrease in the price of the applicable Underlying Asset from the Pricing Date to the Valuation Date.

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•	The notes will not bear interest. The notes will not be listed on any securities exchange.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offerings priced on December 23, 2014, and the notes will settle through the facilities of The Depository Trust Company on December 31, 2014.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Common Terms for Each of the Notes:

Pricing Date: December 23, 2014	Valuation Date: December 23, 2020

Settlement Date: December 31, 2014	Maturity Date: December 31, 2020

Specific Terms for Each of the Notes:

Applicable Underlying Asset	Ticker Symbol	Term (in Years)	Barrier Percentage	Maximum Downside Redemption Amount	Upside Leverage Factor	Initial Level	Barrier Level	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
SPDR® Dow Jones® Industrial Average ETF	DIA	6	-30%	$1,300	104%	180.03	126.02	06366RYM1	US$250,000	100% US$250,000	3.55% US$8,875	US$241,125
SPDR® EURO STOXX 50® ETF	FEZ	6	-35%	$1,350	122%	37.88	24.62	06366RYL3	US$362,000	100% US$362,000	3.55% US$12,851	US$349,149

(1)
Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts will be between $964.50 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement and based on the terms set forth above, the estimated initial value of the notes is $907.00 per $1,000 in principal amount as to the notes linked to DIA, and $902.10 per $1,000 in principal amount as to the notes linked to FEZ. As discussed in more detail in this pricing supplement, the actual value of each of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to two separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Underlying Asset.  If you wish to participate in both offerings, you must purchase each of the notes separately.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Underlying Assets.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is less than or equal to zero, but is not less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount x (-1 x Percentage Change)]

In this case, subject to our credit risk, investors will receive a positive return on the notes up to the applicable Maximum Downside Redemption Amount, even though the price of the applicable Underlying Asset has declined since the Pricing Date.

If the Percentage Change is less than the Barrier Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change) In this case, investors will lose all or a portion of the principal amount of the notes.

Initial Level:	The closing price of one share of the applicable Underlying Asset on the Pricing Date, as indicated below in the summary of the final terms for each Underlying Asset.

Final Level:	The closing price of one share of the applicable Underlying Asset on the Valuation Date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage Initial Level

Pricing Date:	December 23, 2014

Settlement Date:	December 31, 2014

Valuation Date:	December 23, 2020

Maturity Date:	December 31, 2020

Automatic Redemption:	Not applicable.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

Key Terms of the Notes Linked to the SPDR® Dow Jones® Industrial Average ETF:

Underlying Asset:	SPDR® Dow Jones® Industrial Average ETF (NYSE Arca symbol: DIA). See the section below entitled “The Underlying Assets” for additional information about this Underlying Asset.

Upside Leverage Factor:	104%

Barrier Percentage:	-30%

Initial Level:	180.03

Barrier Level:	126.02, which is 70% of the Initial Level.

Maximum Downside Redemption Amount:	$1,300

CUSIP:	06366RYM1

Key Terms of the Notes Linked to the SPDR® EURO STOXX 50® ETF:

Underlying Asset:	SPDR® EURO STOXX 50® ETF (NYSE Arca symbol: FEZ). See the section below entitled “The Underlying Assets” for additional information about this Underlying Asset.

Upside Leverage Factor:	122%

Barrier Percentage:	-35%

Initial Level:	37.88

Barrier Level:	24.62, which is 65% of the Initial Level.

Maximum Downside Redemption Amount:	$1,350

CUSIP:	06366RYL3

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2014, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014.  This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 30, 2014: http://www.sec.gov/Archives/edgar/data/927971/000121465914004753/c627140424b5.htm

•	Prospectus supplement dated June 27, 2014: http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the applicable Final Level.  If the applicable Percentage Change is less than the applicable Barrier Percentage, you will lose 1% of the principal amount for each 1% decrease in the price of the applicable Underlying Asset. Accordingly, you could lose some or all of the principal amount of your notes.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Assets or securities held by the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Underlying Assets and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of each of the notes is only an estimate, and is based on a number of factors.  The price to public of each of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the agent’s commission, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the applicable Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of each of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  The value of each of the notes after the Pricing Date is not expected to correlate with one another. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated values do not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the applicable Underlying Asset or a security directly linked to the applicable Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the applicable Underlying Asset or a security directly linked to the performance of the applicable Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the applicable Underlying Asset.  Changes in the price of the applicable Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the applicable Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the applicable Underlying Asset increases. In addition, any dividends or other distributions paid on the applicable Underlying Asset will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the applicable Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Underlying Asset or any securities held by the applicable Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the applicable Underlying Asset or such other securities.

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Changes that affect the applicable Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (the “SPDJI”), the sponsor of the Dow Jones Industrial AverageTM and STOXX Limited (“STOXX”), the sponsor (each, an “Index Sponsor”) of the EURO STOXX 50® Index (each, an “Underlying Index”), concerning the calculation of the applicable Underlying Index, additions, deletions or substitutions of the components of the applicable Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Index and, therefore, could affect the price of the applicable Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if an Index Sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Index, or if an Index Sponsor discontinues or suspends the calculation or publication of the applicable Underlying Index.

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We have no affiliation with any Index Sponsor and will not be responsible for any actions taken by any Index Sponsor. — No Index Sponsor is an affiliate of ours or will be involved in the offerings of the notes in any way. Consequently, we have no control over the actions of any Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. No Index Sponsor has any obligation of any sort with respect to the notes. Thus, no Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from any issuance of the notes will be delivered to any Index Sponsor.

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Adjustments to the applicable Underlying Asset could adversely affect the notes. — SSgA Funds Management, Inc. (“SSFM”), in its role as the advisor of the Underlying Assets, is responsible for calculating and maintaining each of the Underlying Assets. SSFM can add, delete or substitute the stocks comprising the applicable Underlying Asset or make other methodological changes that could change the share price of the applicable Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the applicable notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Underlying Assets and are not responsible for its public disclosure of information. — We and our affiliates are not affiliated with SSFM in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to any of the Underlying Assets. SSFM is not involved in the offerings of the notes in any way and has no obligation to consider your interests as an owner of the applicable notes in taking any actions relating to the applicable Underlying Asset that might affect the value of those notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about SSFM or any of the Underlying Assets contained in any public disclosure of information. You, as an investor in the applicable notes, should make your own investigation into the applicable Underlying Asset.

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The correlation between the performance of the applicable Underlying Asset and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Underlying Asset is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Underlying Asset may correlate imperfectly with the return on the applicable Underlying Index.

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The applicable Underlying Asset is subject to management risks. — The applicable Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the applicable Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the applicable Underlying Asset track the relevant industry or sector.

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An investment in the notes linked to the SPDR® EURO STOXX 50® ETF is subject to risks associated with foreign securities markets. — The SPDR® EURO STOXX 50® ETF tracks the value of certain European equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising this Underlying Asset may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Europe are subject to political, economic, financial and social factors that apply in that market.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in European economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to European companies or investments in European equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region.  Moreover, European economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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An investment in the notes linked to the SPDR® EURO STOXX 50® ETF is subject to foreign currency exchange rate risk. — The share prices of the SPDR® EURO STOXX 50® ETF will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the euro against the U.S. dollar.  Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to the euro.  An investor’s net exposure will depend on the extent to which the euro strengthens or weakens against the U.S. dollar.  If the dollar strengthens against the euro, the net asset value of the SPDR® EURO STOXX 50® ETF will be adversely affected and the price of this Underlying Asset may decrease.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling shares of an Underlying Asset or securities held by the applicable Underlying Asset, or futures or options relating to the applicable Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the applicable Underlying Asset.  We or our affiliates may also engage in trading of shares of the applicable Underlying Asset or securities held by the applicable Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the applicable Underlying Asset. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the applicable Underlying Asset or the prices of the securities held by the applicable Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the applicable Underlying Asset or these securities. However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the applicable Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the applicable Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain.  The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of each of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100, a hypothetical Barrier Level of $70 (70% of the hypothetical Initial Level), and a hypothetical Upside Leverage Factor of 104%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes	Payment at Maturity
$0.00	-100.00%	-100.00%	$0.00
$10.00	-90.00%	-90.00%	$100.00
$20.00	-80.00%	-80.00%	$200.00
$30.00	-70.00%	-70.00%	$300.00
$40.00	-60.00%	-60.00%	$400.00
$50.00	-50.00%	-50.00%	$500.00
$60.00	-40.00%	-40.00%	$600.00
$70.00	-30.00%	30.00%	$1,300.00
$80.00	-20.00%	20.00%	$1,200.00
$90.00	-10.00%	10.00%	$1,100.00
$100.00	0.00%	0.00%	$1,000.00
$105.00	5.00%	5.20%	$1,052.00
$110.00	10.00%	10.40%	$1,104.00
$115.00	15.00%	15.60%	$1,156.00
$120.00	20.00%	20.80%	$1,208.00
$130.00	30.00%	31.20%	$1,312.00
$140.00	40.00%	41.60%	$1,416.00
$150.00	50.00%	52.00%	$1,520.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $50 representing a Percentage Change of -50%.  Because the Percentage Change is less than the Barrier Percentage, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount x Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x -50%) = $500.00

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $90, representing a Percentage Change of -10%.  Because the Percentage Change is less than zero but is not less than the Barrier Percentage, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount x (-1 x Percentage Change)] = Payment at Maturity

$1,000 + [$1,000 × (-1 x -10%)] = $1,100

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $105, representing a Percentage Change of 5%.  Because the Percentage Change is positive, the investor receives a payment at maturity of $1,052.00 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount x (Percentage Change x Upside Leverage Factor)] = Payment at Maturity

$1,000 + [$1,000 x (5% x 104%)] = $1,052.00

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our applicable estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. The original issue date for your notes will be more than three scheduled business days after the date of this pricing supplement. Accordingly, if you wish to trade the notes on any date prior to the third business day before the issue date, you will be required, because the notes are expected to settle in more than three scheduled business days after the trade date, to make alternative settlement arrangements to prevent a failed settlement.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of each of the notes that is set forth on the cover page of this pricing supplement, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of each of the notes on the Pricing Date was determined based on the market conditions on the Pricing Date.

The Underlying Assets

We have derived the following information regarding each of the applicable Underlying Assets from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with any of the Underlying Assets and the Underlying Assets will have no obligations with respect to the applicable notes. This pricing supplement relates only to the applicable notes and does not relate to the shares of any of the Underlying Asset or any securities included in any of the Underlying Indices. Neither we nor our affiliates participates in the preparation of the publicly available documents described below. Neither we nor our affiliates has made any due diligence inquiry with respect to any of the Underlying Assets in connection with the offering of any of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading prices of the shares of any of the Underlying Assets have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any of the Underlying Assets could affect the price of the shares of the applicable Underlying Asset after the Pricing Date, and therefore could affect the payment at maturity.

The selection of the applicable Underlying Asset relating to any of the notes is not a recommendation to buy or sell the shares of the applicable Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of any of the Underlying Assets. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to each Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov.

Each of the Underlying Asset is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of ten separate investment portfolios, including the Underlying Assets, all of which are offered by the SPDR® Series Trust, a registered investment company. The SPDR® Dow Jones® Industrial Average ETF trades on the NYSE Arca under the ticker symbol “DIA,” and the SPDR® EURO STOXX 50® ETF trades on the NYSE Arca under the ticker symbol “FEZ.”

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Underlying Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Each Underlying Asset seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the applicable Underlying Index. Each Underlying Asset utilizes a “replication” investment approach in attempting to track the performance of the applicable Underlying Index. Each Underlying Asset typically invests in substantially all of the securities which comprise the applicable Underlying Index in approximately the same proportions as the applicable Underlying Index. Each Underlying Asset will normally invest at least 80% of its total assets in common stocks that comprise the applicable Underlying Index.

The Dow Jones Industrial AverageTM

All disclosures contained in this pricing supplement regarding the Dow Jones Industrial AverageTM (the “INDU”), including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, SPDJI. SPDJI, which owns the copyright and all other rights to the INDU, has no obligation to continue to publish, and may discontinue publication of, the INDU.

Index Composition and Maintenance

The INDU is a price-weighted index of 30 blue-chip stocks that represent nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care.

According to SPDJI, the composition of the INDU is determined by the Averages Committee, comprised of the managing editor of The Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group Inc. research.  There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries.  In selecting a company’s stock to be included in the INDU, the editors look for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the INDU is also a consideration in the selection process. The inclusion of any particular company in the INDU does not constitute a prediction as to the company’s future results of operations or stock market performance. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the INDU are reviewed on an as-needed basis. For the sake of continuity, changes to the composition of the INDU are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component’s core business.  When such an event necessitates that one component be replaced, the entire index is reviewed by the managing editor of The Wall Street Journal, the head of Dow Jones Indexes research, and the head of CME Group research.  As a result, multiple component changes are often implemented simultaneously.

The INDU does not reflect the payment of dividends on the stocks included in the INDU.

Index Calculation

The INDU is a price-weighted index rather than market capitalization-weighted index.  In essence, the INDU consists of one share of each of the 30 stocks included in the INDU.  Thus, the weightings of the components of the INDU are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

This Underlying Index is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor.  The divisor is adjusted to ensure the continuity of the INDU. The divisor is now designed to keep the INDU constant through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the INDU. Accordingly, the divisor is no longer equal to the number of components in the INDU.

The formula for calculating a divisor change is as follows:

D t+1 =D t * Σ C a t / Σ C t
Where:
Dt+1 is the divisor to be effective on trading session t+1
Dt is the divisor on trading session t
Ca t is the components’ adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t
Ct is the components’ closing prices on trading session t

While SPDJI currently employs the above methodology to calculate the INDU, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect the performance of the INDU.

The EURO STOXX 50® Index

All disclosures contained in this pricing supplement regarding the EURO STOXX 50® Index (the “SX5E”), including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX. STOXX, which owns the copyright and all other rights to the SX5E, has no obligation to continue to publish, and may discontinue publication of, the SX5E.

The SX5E was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E. Additional information about the SX5E is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this pricing supplement.

General

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index stocks are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.  The index stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Index Composition and Maintenance

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  Changes in the composition of the SX5E are made to ensure that it includes the 50 market sector leaders from within the EURO STOXX Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.”  The index stocks are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not already an index stock will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight.  The formula for calculating the SX5E value can be expressed as follows:

Index = free float market capitalization of the index at the time divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor and the weighting cap factor for each component company as of the time that the SX5E is being calculated.

The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Historical Performance of the Underlying Assets

The following tables set forth the quarter-end high and low closing prices for each Underlying Asset from the first quarter of 2010 through the Pricing Date.

The historical prices of the Underlying Assets are provided for informational purposes only. You should not take the historical prices of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the SPDR® Dow Jones® Industrial Average ETF

		High	Low

2010	First Quarter	$109.11	$99.22
	Second Quarter	$112.08	$97.73
	Third Quarter	$108.57	$96.87
	Fourth Quarter	$115.79	$107.57

2011	First Quarter	$123.60	$116.16
	Second Quarter	$128.04	$118.86
	Third Quarter	$127.10	$107.08
	Fourth Quarter	$122.67	$106.34

2012	First Quarter	$132.41	$123.53
	Second Quarter	$132.53	$120.78
	Third Quarter	$135.95	$125.57
	Fourth Quarter	$135.96	$125.51

2013	First Quarter	$145.42	$133.12
	Second Quarter	$153.88	$145.14
	Third Quarter	$156.80	$147.47
	Fourth Quarter	$165.47	$147.53

2014	First Quarter	$164.96	$153.39
	Second Quarter	$169.35	$160.02
	Third Quarter	$172.61	$163.55
	Fourth Quarter (through the Pricing Date)	$180.03	$160.98

Closing Prices of the SPDR® EURO STOXX 50® ETF

		High	Low

2010	First Quarter	$43.10	$35.37
	Second Quarter	$40.55	$30.01
	Third Quarter	$37.16	$30.87
	Fourth Quarter	$40.47	$34.04

2011	First Quarter	$41.34	$35.28
	Second Quarter	$44.03	$37.61
	Third Quarter	$41.18	$26.49
	Fourth Quarter	$34.92	$27.24

2012	First Quarter	$33.92	$28.59
	Second Quarter	$32.76	$25.83
	Third Quarter	$33.41	$25.47
	Fourth Quarter	$34.79	$30.54

2013	First Quarter	$36.40	$32.78
	Second Quarter	$36.58	$32.44
	Third Quarter	$39.13	$32.80
	Fourth Quarter	$42.20	$38.48

2014	First Quarter	$42.66	$38.94
	Second Quarter	$45.11	$42.16
	Third Quarter	$43.81	$39.26
	Fourth Quarter (through the Pricing Date)	$39.70	$35.94

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.